UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form

20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 ☐ Yes    No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 ☐ Yes     No     ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the Inside Information notice reported yesterday with registration number 2226, BBVA hereby notifies the letter submitted to the Board of Directors of Banco de Sabadell, S.A., with an indicative proposal of a combination of the respective groups through a merger transaction. Likewise, BBVA notifies the press release related to said proposal.

Madrid, May 1 2024

STRICTLY CONFIDENTIAL1

April 30, 2024

To the Board of Directors of Banco de Sabadell, S.A. (“Banco Sabadell”)

Dear Sirs,

On behalf of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) I am pleased to submit this letter with our indicative corporate transaction proposal for a combination of our respective groups for the benefit of both entities, their shareholders, their employees, their customers and the communities in which we operate, through a merger transaction between Banco Sabadell and BBVA (see terms in Annex).

The combination of the two entities would result in to the most attractive industrial project in European banking, creating one of the European leaders with greatest capacity to support society in its process of transformation, innovation and decarbonisation of the economy:

•

The combined entity would become one of the largest and strongest financial institutions in Europe, with total assets in excess of €1 trillion and more than 100 million customers globally, with the ambition to be the largest bank by market capitalisation in the euro area.

•

The larger scale would enable it to better address the structural challenges of the sector and reach more customers, while efficiently addressing investments in digital transformation. The combined entity would be stronger and more efficient, and a benchmark in the market in terms of assets, loans and deposits. We would be a better provider of the flow of credit to households and businesses of all sizes.

•

The improved efficiency would make the combined entity more competitive and profitable, with growing results in the coming years despite a macroeconomic context with prospects of lower interest rates and a foreseeable slower growth in lending in Europe.

•	The higher profitability of the combined entity would strengthen the capital position and would lead to attractive shareholder distributions.

•

Both entities have a strong strategic fit, with complementary business models. Banco Sabadell is the benchmark in Spain in the small and medium enterprises segment and, like BBVA, has a clear leadership in digitalisation and sustainability. In addition, its presence in the UK would add to BBVA’s global scale and its leadership in Mexico, Turkey and South America. For all these reasons, the merged entity would be the best financial partner for families and companies, with a better range of products and customer coverage, and a greater ability to support companies in their international expansion.

The creation of a stronger and more profitable entity would incrementally contribute to the economic and social development of the communities in which it is present through an increased capacity to provide credit to families and businesses. It would also result in greater contribution through taxes and in a growing and attractive remuneration for shareholders.

The combination aims to build on the successes achieved and preserve the best talent and culture of both entities:

•

An integration committee would be set up with representatives from both organisations with the aim of designing, in full compliance with competition law, the best integration process, seeking to maximise the existing talent in both entities.

•

In the integration of the workforces, the principles of professional competence and merit would be respected in all cases, without the adoption of traumatic measures or those that especially affect employees of one of the two entities.

•

The management team of the resulting entity would be made up of executives from both banks, in accordance with the principles of professional competence and merit, while ensuring proportionality based on the relative weight of the businesses.

•	An advisory board for Spain would also be set up, with institutional and commercial relevance, which would include current directors and executives from both entities.

•

Three members of Banco Sabadell’s current Board of Directors, chosen by mutual agreement between both parties, would be proposed to join BBVA’s Board of Directors as non-executive directors (at the time the merger is completed). One of these directors would be proposed as one of the vice-chairmen of the Board of Directors.

•

Although the corporate name and brand would be BBVA, the use of Banco Sabadell brand would be maintained, together with the BBVA brand, in those regions or businesses where it may have relevant commercial interest.

Given the importance of Catalonia for both Banco Sabadell and BBVA, the new entity, from a position of greater strength, would increase its support for the business, cultural, scientific and social environment through its banking activity and its respective foundations. In addition, the new bank would have a double operational headquarters in Spain, one of them in Sant Cugat, and would reinforce Barcelona’s role as a European hub for the world’s most innovative and disruptive companies.

The merger project would offer a very attractive premium for Banco Sabadell´ shareholders, with an exchange ratio of 1 newly issued BBVA share for every 4.83 Banco Sabadell shares. Such proposed exchange ratio would represent a premium of:

•	30% over the corresponding closing prices of Banco Sabadell and BBVA on 29 April.

•	42% over the corresponding weighted average prices of the last month of Banco Sabadell and BBVA.

•	50% over the corresponding weighted average prices of the last three months of Banco Sabadell and BBVA.

The terms in this proposal have been approved by BBVA’s Board of Directors, and we are in a position to move forward immediately with the transaction. We would therefore be grateful if you could give us your assessment of this proposal as soon as possible so that, if we have your support, we can submit a joint merger project without delay to our respective Boards of Directors for their final approval.

Yours sincerely,

Carlos Torres Vila

Chairman of the Board of Directors of BBVA

[1]

The content of this letter and its Annex, the fact that it has been sent to you and any discussions we may have with you in connection with this merger proposal are strictly confidential and may not be disclosed to third parties. BBVA considers such information to be inside information and has initiated the relevant insider list in accordance with applicable law.

BBVA may withdraw the proposal contained in this letter at any time without prior notice to Banco Sabadell.

ANNEX

INDICATIVE PROPOSAL OF MAIN TERMS AND CONDITIONS OF A

POTENTIAL MERGER BETWEEN BBVA AND BANCO SABADELL

(i)

Type of merger: Merger by absorption of Banco Sabadell (absorbed company) by BBVA (absorbing company) under the terms envisaged in articles 33 et seq. of Royal Decree-Law 5/2023, with extinction, through dissolution without liquidation, of the former and transfer in bloc of all its assets and liabilities to the absorbing company, which will acquire, by universal succession, all the assets and liabilities and rights and obligations of the absorbed company.

(ii)

Merger exchange: The proposed exchange ratio would be 1 newly issued BBVA share for every 4.83 Banco Sabadell shares, assuming that no dividends, reserves or any other distributions would be made by any of the companies to their respective shareholders.

(iii)

Share capital increase: BBVA would exchange the Banco Sabadell shares, in accordance with the aforementioned exchange ratio, by issuing new ordinary shares whose subscription would be reserved to the holders of Banco Sabadell shares and for which admission to trading would be requested on the Spanish Continuous Market and on the other markets on which its shares are listed.

(iv)	Merger balance sheets: The merger balance sheets of BBVA and Banco Sabadell would be considered to be those forming part of their respective duly audited annual accounts for the financial year 2023.

(v)

Conditions precedent: The merger would be subject to obtaining the relevant authorisations or declarations of non-opposition from the competent supervisors (in particular, the authorisation of the Ministry of Economy, Trade and Enterprise) and from the competition authorities with jurisdiction (in particular, the Comisión Nacional de los Mercados y la Competencia). It is considered that such authorisations and declarations of non-opposition can be obtained satisfactorily and in a timely manner.

(vi)

Corporate governance: It would be proposed that 3 members of Banco Sabadell´s current Board of Directors, chosen by mutual agreement between both parties, would join the BBVA Board of Directors as non-executive directors at the time the merger is completed. One of these directors would be proposed as one of the vice-chairmen of BBVA´s Board of Directors.

(vii)	Integration of workforces and management team:

a)

An integration committee will be set up with representatives from both organisations with the aim of designing, in full compliance with competition law, the best integration process, seeking to maximise the existing talent in both entities.

b)

In the integration of the workforces, the principles of professional competence and merit would be respected in all cases, without the adoption of traumatic measures or those that especially affect employees of one of the two entities.

c)

The management team of the resulting entity would be made up of executives from both banks, in accordance with the principles of professional competence and merit, while ensuring proportionality based on the relative weight of the businesses.

(viii)

Dual operational headquarters in Spain: The merged entity would have one of its Group’s operational headquarters in Catalonia, which would be established at Banco Sabadell’s corporate centre in Sant Cugat.

(ix)

Corporate name and brand: Although the corporate name and brand would be those of BBVA, the use of Banco Sabadell brand would be maintained, together with the BBVA brand, in those regions or businesses where it may have a relevant commercial interest.

(x)	Advisory board: An advisory board for Spain would also be created, with institutional and commercial relevance, which would include current directors and executives from both entities.

BBVA proposes merging with Banco Sabadell to create a European leader

In a letter addressed to the Board of Directors of Banco Sabadell, BBVA states that merging the two entities would create the most compelling industrial project in European banking. In this sense, it highlights the benefits of the merger for both entities, their shareholders, employees, clients and the communities in which they operate.

Firstly, the new entity would create one of Europe’s largest and most robust financial entities, boasting over one trillion euros in assets and serving more than 100 million clients worldwide, with the ambition of becoming the largest bank by market capitalization of the Eurozone.

The larger scale would allow the new entity to face the structural challenges of the sector in better conditions and reach a greater number of clients, efficiently addressing investment needs associated with digital transformation. The combined entity would be more solid and efficient, and a benchmark in the market by volume of assets, loans and deposits.

On the other hand, BBVA highlights the strategic fit and complementarity of both companies, with Banco Sabadell being the benchmark in Spain in the business segment and, like BBVA, a leading entity in digitalization and sustainability. In addition, Banco Sabadell’s presence in the United Kingdom would add to BBVA’s global scale and its leadership in Mexico, Turkey and South America. For all these reasons, the merged entity would be the best financial partner for families and companies, with a better product offering and a greater global capacity to accompany companies in their international expansion.

Ultimately, the capacity of the new entity to provide credit to the real economy would be amplified - with an estimated future impact of an additional 5 billion euros per year - as such contributing significantly to the process of transformation, innovation and decarbonization of the society. The creation of a stronger and more profitable entity would further support the society in the form of greater contribution via taxes and increasing and attractive shareholders’ distributions.

In this sense, BBVA also highlights its total commitment to Catalonia, a key market for both entities. From a position of greater strength, the merged entity would bolster its support for the business, cultural, scientific and social sector of Catalonia, through banking activity and the respective foundations. In addition, the new bank would have double operational headquarters in Spain, one of them in the Banco Sabadell’s corporate center in Sant Cugat, and would reinforce Barcelona’s role as a European hub for the most innovative and disruptive companies in the world.

BBVA also shows its commitment to preserving the best talent and culture of both entities, and proposes several key measures: i) Formation of an integration committee with representatives of both organizations, in order to design the best integration process, leveraging the talent of both entities; ii) Respect, in all cases, the principles of professional competence and merit in the integration of the workforce, without the adoption of traumatic measures that singularly affect employees of one of the two entities; iii) Configuration of the management team of the merged entity with executives from both banks, once again based on principles of professional competence and merit, seeking to maintain proportionality based on the relative weight of the businesses; iv) Creation of an advisory council for Spain that would have institutional and commercial relevance and would include current directors and executives of both entities.

Regarding the governing bodies of the merged entity, BBVA proposes the incorporation to the Board of Directors, as non-executive directors, of 3 members of the current Board of Directors of Banco Sabadell, selected by mutual agreement, with one of them occupying a vice presidency position.

On the other hand, while the company name and brand would be those of BBVA, the joint use of both brands would be maintained in those regions or businesses in which it may have a relevant commercial impact.

Financial terms of the proposal: clear value creation for shareholders

In relation to the financial terms, the proposed exchange ratio is very attractive for Banco Sabadell shareholders: 1 newly issued BBVA share for every 4.83 Banco Sabadell shares, which represents a 30% premium1 over the closing prices of April 29th; 42% on the weighted average prices of the last month; or 50% of the weighted average prices of the last three months. After the merger, Banco Sabadell shareholders would have a 16% stake in the resulting entity, thus additionally benefiting from the value generated by the operation.

The proposed merger would also clearly create value for BBVA shareholders. According to BBVA estimates, this transaction is accretive in earnings per share (EPS) from the first year after the merger, achieving an EPS improvement of approximately 3.5% once the savings associated with the merger are materialized. These savings are estimated at approximately 850 million euros before taxes. Additionally, the tangible book value per share would increase around 1% on the date of the merger. The operation would offer a high return on investment (ROIC2 close to 20% for BBVA shareholders). All of this with a limited impact on CET1 of approximately -30 basis points3 at the time of the merger, while maintaining BBVA’s attractive shareholder distributions’ policy.

In summary, the proposed merger generates value for all stakeholders: shareholders, employees, customers and society as a whole.

[1]	Premiums calculated on the exchange equation in the reference periods
[2]

ROIC: ‘Return on Invested Capital’ calculated for 2026, considering the estimated savings from the merger and without considering any potential impact derived from the JVs. Formula used: [Incremental result for BBVA shareholders / impact on CET1 of the merger].

[3]	Considering restructuring costs (estimated at approximately €1,450 million before taxes) and without considering any potential impact derived from the JVs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 1, 2024	By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A